February 11, 2022

FORM C
Shaman Productions Corp.



Up to $1,070,000.00 of
Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "***Form C***") is being furnished by Shaman Productions Corp., a Puerto Rico corporation (the "***Company***", the "***Issuer***", "***Shaman Productions***", as well as references to "***we***", "***us***," or "***our***"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFEs (Simple Agreement for Future Equity of the Company (the "***Securities,***" "***Crowd SAFE Units,***" "***Crowd SAFE***" or "***SAFEs***"). Purchasers of Securities are sometimes referred to herein as "***Investors***" or "***Purchasers***." The Company intends to raise at least $10,000.00 (the "***Target Offering Amount***") and up to $1,070,000.00 (the "***Maximum Offering Amount***") from Investors in the offering of Securities described in this Form C (this "***Offering***"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled '*The Offering and the Securities--The Securities*'. In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through TruCrowd, Inc. (the "***Intermediary***" or "***TruCrowd***"). The Issuer shall pay to the Intermediary a fee consisting of eight percent (8.0%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of each closing.

In the event the Target Offering Amount is reached prior to the Offering Deadline but no less than 21 days after the date on which information about the Company, including this Form C, is posted on the Intermediary's website, and provided the Intermediary consents, the Company may conduct the first of multiple closings of the Offering early, provided all Investors will receive notice of the new Offering deadline at least five (5) business days prior to such new Offering deadline (absent a material change of the Offering and reconfirmation of the investment commitment). The Investors who committed on or before such notice will have until the 48 hours before the new Offering deadline to cancel their investment commitment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Company has agreed to return all funds to the Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

	Price to Investors	Service Fees and Commissions	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$80.00	$920.00
Aggregate Target Offering Amount	$10,000.00	$800.00	$9,200.00
Aggregate Maximum Offering Amount	$1,070,000.00	$85,600.00	$984,400.00

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.abeytunaturals.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED 'RISK FACTORS.'

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Company's website at:

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and are seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Shaman Productions Corp. (the "*Company*", the "*Issuer*" or "*Shaman Productions*") is a Puerto Rico corporation, initially formed on June 28, 2019 as a Puerto Rico limited liability company under the name Shaman Productions LLC. On May 5, 2020, the Company converted into a Puerto Rico corporation.

The Company is located at 2514 Villa Dorado Condo, Dorado PR 00646.

The Company's website is https://www.abeytunaturals.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C and the page hosted by the Intermediary with respect to this Offering.

The Business

The Company develops, manufactures, and sells the Abeytu´ Naturals product line. Abeytu´ Naturals product line promotes healing from the inside and outside and incorporates Cannabidiol ("*CBD*") / Cannabigerol ("*CBG*"), and other future cannabinoids to form premium medicinal applicable products. We are the only cannabidiol company using our unique delivery system targeting specific cells, increasing electromagnetic conductivity of cells, and addressing pain relief while reversing or reducing its cause. The Company specifically utilizes the natural endocannabinoid system in conjunction with the immune cells and well-known organic healing agents and micronutrients. Our products are aimed at targeting and relieving discomfort from symptoms associated with obesity, herpes simplex virus 1 & 2, herpes zoster (shingles), molluscum, acne, nail and skin fungal infections, and other auto immune and dermatological skin conditions such as psoriasis and eczema. Our formulations are patent pending, including our signature Tincture formula with evidence of cellular age defiance.

The Offering

Target amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	$10,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if Target Amount reached)*	10,000*
Maximum amount of Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	$1,070,000.00
Total Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)*	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per Investor	$1,000.00
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

*   The Company reserves the right to alter the minimum investment amount per Investor in its sole discretion.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks to purchasers of the securities relating to minority ownership in the issuer

The right to demand current distributions from an operating business is limited.
A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company.
The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out.
You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions

Additional issuances of securities
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

Risks Related to the Company's Business and Industry

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.
The purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each Investor in the Company should consider all of the information provided to such potential Investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to successfully commercialize our products. There can be no assurance that the Company will be able to find sufficient demand for our products, or that we will be able to sell our products at a level that allows the Company to make a profit.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
Our predecessor Shaman Production LLC was originally formed on June 28, 2019 under the laws of Puerto Rico. On May 5, 2020, following the conversion of Shaman Production LLC to Shaman Production Corp., the Company became a Puerto Rico corporation. We started the sale of our products in June 2020 on our ecommerce website, and accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. We are an early-stage company and our operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a highly competitive industry, the continued development of advertising, promotions, distribution networks, and a corresponding customer base. Additionally, we are a cannabidiol company, and our proposed operations may be affected by specific regulations and trends. The cannabis industry's regulatory evolution and the legalization of the use of cannabis for medical use in some states may significantly affect our future operating results, liquidity and capital resources.

We may require additional capital to finance our operations in the future, but that capital may not be available when it is needed and could be dilutive to existing stockholders.
We may require additional capital for future operations. We plan to finance anticipated ongoing expenses and capital requirements with funds generated from the following sources:

· Cash provided by operating activities

· Available cash and cash investments

· Capital raised through debt and equity offerings

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, we cannot assure you that we will be able to successfully raise additional capital at all or on terms that are acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our liquidity, financial condition, results of operations and prospects.

Our proposed business is dependent on laws, regulations, and rules pertaining to the cannabis industry, which is a highly regulated industry, and the regulatory environment is rapidly developing.
Continued development of the CBD/CBG industry is dependent upon continued legislative authorization and/or voter approved referenda of cannabis at the state level. Any number of factors could slow or halt progress in this area. Further, progress for the industry, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt the use of cannabis, which could negatively impact our proposed business. As of the date of this Form C, 36 states and 4 territories allow the medial use of cannabis. The state laws are in conflict with the federal Controlled Substances Act, which makes cannabis use, cultivation and/or possession illegal on a national level. Any change in the federal government's enforcement of current federal laws could cause significant financial damage to us and our shareholders.

The regulatory environment is rapidly developing, and we will need to build and maintain systems that will help us adequately remain in compliance with the different and changing regulatory schemes in jurisdictions where we may conduct business. While we may endeavor to comply with relevant laws, regulations, and guidelines, any failure to comply with federal, state, or other applicable statutes, regulations, or rules, may subject us to civil and criminal liability. In the United States, failure to adhere with the regulations set forth by the FDA and USDA, may result in, among other things, injunctions, product recalls, product seizures, fines, and criminal prosecutions. The outcome of any hearing or investigation by a federal or state regulatory agency may also irreparably harm our reputation.

The regulatory landscape may be different in each jurisdiction where we do business, and we may be subject to different requirements depending on what our functions are.

There may be different regulatory treatment depending on the role the Company acts in the consumer pipeline. For example, we may be subject to different regulations as a manufacturer, distributor, retailer, or any combination thereof. In some states, we may be required to obtain a license before we are able to sell our products to consumers. There is no guarantee that we may be able to obtain all the licenses we need, which would have a material adverse impact on our business and our ability to grow.

Additionally, in the future, we may consider obtaining cultivation licenses to grow cannabis for internal research purposes, which would subject us to additional rules and regulations, which may in turn result in additional costs to remain in compliance with such rules and regulations. Regardless of our function and business strategy, in some jurisdictions, we may be required to obtain a license depending on the function we perform. Many licensing programs at the state level are newly formed and there is no guaranteed that we will be able to successfully obtain a license to continue the operation of our business.

Companies related to the cannabis industry may be subject to heighted scrutiny by U.S. regulators.

In 2018 the Securities and Exchange Commission ("***SEC***") has issued an investor alert cautioning investors that many fraudulent schemes target and exploit "hot" industries to trick investors, including by making false promises of high returns with low risks, and that the SEC regularly receives complaints about marijuana-related investments. As a result, companies and offerings are often met with heightened regulatory scrutiny. There have been many instances where state and federal regulators have requested additional information and have even issued subpoenas seeking additional information from these companies. As a result, the Company may be subject to more scrutiny than it would if the Company was involved in another industry and may become subject to proceedings, fines, and penalties as a result of this heightened regulatory attention.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the FDA, U.S. Federal Trade Commission, and the Customs and Border Protection. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of drugs are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Our industry may become subject to expanded regulation and increased enforcement by the Food and Drug Administration (FDA) and the Federal Trade Commission (FTC).

The FDA under the Federal Food, Drug, and Cosmetic Act regulates the formulation, manufacturing, packaging, labeling, and distribution of food, dietary supplements, drugs, cosmetic, medical devices, biologics, and tobacco products. Our products are not intended to be drugs, and we do not believe that FDA approval is required for our existing products. The regulatory status of CBD and CBG products is in a state of flux as the FDA attempts to determine the appropriate manner in which to regulate cannabinoid products. Thus, the regulatory approach is still line in the future. Because the FDA's regulatory process relating to cannabinoid products is in its infancy, we cannot predict the likely outcome. In addition, the FTC under the Federal Trade Commission Act ("**_FTC Act_**") requires that product advertising be truthful, substantiated and non-misleading. We believe that our advertising meets these requirements. However, the FTC may bring a challenge at any time to evaluate our compliance with the FTC Act.

We may have difficulty accessing the service of banks, which may limit the possibility to obtain capital through debt financing and hurt our operations.

The use of medical cannabis, in certain forms, is authorized and regulated in the majority of US states, including 36 states and 4 territories. Nevertheless, the manufacturing, sale, distribution and possession of cannabis remain illegal under federal law. Under the Obama Administration, the Department of Justice attempted to mitigate the effects of the federal prohibition by providing guidance to financial institutions seeking to offer financial services to cannabis-related businesses. In 2013 and 2014, the Department of Justice ("**_DOJ_**") issued two memoranda instructing federal prosecutors to prosecute only cannabis-related offenses listed on the DOJ's eight enforcement priorities. However, these two memoranda have been rescinded by United States Attorney General Jeff Sessions in 2018, who re-instituted "previously established prosecutorial principles" to guide federal prosecutors' enforcement efforts against cannabis-related activities. Further, FinCEN issued guidelines to banks noting that it is possible to provide financial services to state-licensed cannabis businesses and still be in compliance with federal anti-money laundering laws. While the aforementioned FinCEN policy is still in effect, it can be changed, and any policy reversal and/or retraction could result in legal cannabis businesses losing access to banking services. In this event, it may make it difficult for us to access credit and to fund our operations by contracting loans with banks.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering.

The use of proceeds described in this Form C is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

The Company's success depends on the experience and skill of the board of directors and its executive officers.

In particular, the Company is dependent on its founders María Crisler (Director, Chairman, and CSO & CEO), Dr. Emma DiPonio (Director, Vice President, Chief Medical Officer) as well as Mark Schleiger (Director). The Company intends to enter into employment agreements with María Crisler and Dr. Emma DiPonio although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of María Crisler and Dr. Emma DiPonio could harm the Company's business, financial condition, cash flow and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our ability to successfully grow our brand depends on our ability to attract and retain professionals with talent, integrity, enthusiasm and loyalty to our corporate team. We currently do not have any full-time employees, and we have identified a need to hire a supply chain expert and an in-house marketing executive. If we are unable to attract or retain key personnel, our profitability and growth potential could be harmed.

The development and commercialization of our products is highly competitive.

We develop and sell CBD/CBG-infused products with medicinal applications and we face competition with respect to any products that we may seek to develop or commercialize in the future. With regard to products aiming at treating and relieving pain from symptoms associated with Herpes, our competitors include significantly larger companies such as Valtrex, Acyclovir, and Abreva, but also major pharmaceutical companies worldwide such as Pfizer, Roche, Johnson & Johnson, Sanofi, Merck & Co or Novartis, as well as major CBD companies such as Charlotte's Webb, Joy Organics, Hemp Bombs and CBD Distillery. More generally, the CBD/CBG, wellness and pharmaceutical industry is a highly globalized industry, dominated by multinational companies that have access to significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved products and thus may be better equipped than us. There can be no assurance that competitors will not render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. As a growing number of states allow CBD/CBG products, it retaining qualified personnel and acquiring technologies. Accordingly, our competitors may commercialize senior products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may be constrained by law in our ability to market and advertise our products.
Our marketing and advertising efforts are subject to regulation by various regulatory agencies in the jurisdictions we do business. In the U.S., our marketing and advertising activities are subject to regulation by the Federal Trade Commission, Food and Drug Administration, and the United States Department of Agriculture. Additionally, in some states, the state's attorney general may commence civil and criminal actions on behalf of consumers in the event there is a violation of federal or state laws. Any actions against the Company by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations.

Future clinical research and studies may negatively impact our business and ability to successfully market our products.
There are ongoing efforts in clinical research and studies relating to cannabis products, including CBD and CBG products. These studies regard the medical benefits, safety, efficacy, dosing, viability of cannabis-related products. Future results of clinical research and studies may reach different conclusions than we currently rely on and may have a negative impact on our business. The regulatory agencies may also change their stance on the regulation of cannabis-based products based on future clinical research and studies. If such negative results from these studies were to occur, there would be a material adverse impact on our business.

The long-term health impacts associated with the use of cannabis-based products is relatively unknown.
There is a long history of cannabis use; however, the long-term health impact of continued use of CBD and CBG products is relatively unknown. As such, there are inherent risks associated with using our CBD and CBG products. Previously unknown or unforeseeable adverse reactions arising from the use of our products may occur. If harmful long-term effects become known, we may be unable to continue the sale of our CBD and CBG products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products relating to holistic treatments that appeal to consumer preferences. CBD and CBG products are relatively new and are not yet widely established in traditional consumer markets. Although we believe that our range of products in the United States is gaining increasing consumer acceptance, we cannot predict that this trend will continue in the future.
If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently commercialize these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of similar products by competing companies.

In general, we expect the demand for our products to be highly correlated with general economic conditions. We operate in the wellness industry and our premier product line features CBD/CBG-infused products with medicinal applications. Consequently, a substantial portion of our projected revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products, which could have an adverse effect on our results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.
Our Abeytú' Naturals product line relies on components that have been submitted for patent protection but have not

order to increase brand awareness and further develop our branded products in both domestic and international markets. There is no guarantee that the patent will ever be issued. Further, we may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and business results regardless of whether we are able to successfully enforce our rights.

Some of our key technology is not owned by the Company.
Our current products rely on five pending patents (the "***Shaman Pending Patents***"). However, the Company is not the owner, but rather the licensee of the rights to use the Shaman Pending Patents. Shaman Naturals LLC, a Wyoming company, is the holder of the Shaman Pending Patents but also of our trademark *Abeytu´*. The sole owners of Shaman Naturals LLC are María Crisler and Dr. Emma DiPonio. The license to use the Shaman Pending Patents has been granted to the Company according to a Patent License and Royalty Agreement dated January 1, 2020 (the "***Royalty Agreement***"). As consideration for the grant of exclusive rights to the Shaman Pending Patents, the Company has agreed to pay Shaman Naturals LLC 3% of the gross revenues derived from the use, offer for sale, lease, rent and export of the products and services supported by Shaman Pending Patents. As of the date of this Form C, the royalties due under the Royalty Agreement have been waived by Shaman Naturals LLC. See section entitled 'INTELLECTUAL PROPERTY' for more information. If our current Royalty Agreement is terminated, or if it comes to light that the terms of the Royalty Agreement are commercially unreasonable, this could severely impact the Company's financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the company.
Our future success depends on our ability to implement, maintain and continuously improve our quality management program. The Company intends to adopt rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We have subscribed to a product insurance for all our products, which is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and innovation. Increasing attention on marketing could adversely affect our brand image, as we seek to address unmet wellness needs. It could also lead to greater scrutiny of our marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. For example, the FDA Office of Prescription Drug Promotion (the "***OPDP***") reviews prescription drug advertising and promotional labeling to ensure that the information contained in these promotional materials is not false or misleading. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our drugs, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.
A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our

steps of manufacturing, packaging and distribution are expected to be performed by third-party companies based in Lindon, Utah. A disruption could occur at any of the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we expect to rely on limited suppliers, service providers and manufacturers in Oregon and Utah. We typically do not rely on written contracts or long-term arrangements with our business partners. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of products could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Our use of natural ingredients exposes us to weather and crop reliability.

We obtain the raw materials used in our products, including hemp and other ingredients, from one specific domestic third-party supplier in Oregon. Hemp is an agricultural product and therefore many outside factors, including weather conditions, pests, acts of God, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the hemp crop each year, and significant failure of a crop would adversely affect our costs.

Due to our involvement in the cannabis industry, we may have a difficult time maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Insurance that is otherwise readily available, such as workers' compensation, general liability, and directors and officer's insurance, is more difficult for us to find and more expensive, because a portion of our expected business is related to the cannabis industry. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities. As of the date of this Form C, the Company has subscribed to a general liability insurance and product liability insurance.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the development, manufacture, sale and use of our products. We sell products in the wellness industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak is having a significant adverse impact that will likely affect demand for our products. Although the magnitude of the impact of the coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) and the prolonged repercussions of its outbreak could have a significant adverse impact on the Company's business, financial condition, operating results and cash flows.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
Investors should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their Offering. Investors may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor's commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline. While you have the right to cancel your investment in the event the Company extends the Offering your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Offering and the Securities

The Crowd SAFE Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE Units. Because the Crowd SAFE Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd SAFE Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company convert the Securities into CF Shadow Series Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion of the Securities into CF Shadow Series Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Series Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed).

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Series Securities which the occurrence of cannot be. Upon such conversion, CF Shadow Securities will have no voting rights except in circumstances where a statutory right to vote is provided by state law. Thus, Investor will never be able to freely vote for the election of directors or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. Investors have no discretion as to whether or not to convert the Securities upon a future equity financing. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event.

The Company may never receive a future equity financing and convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to repurchase the Securities.

The Company has the optional right to repurchase the Securities from Investors in the event the Company achieves gross revenues in excess of $2,000,000.00 per annum. The Company's repurchase rights can be exercised at the Company's discretion. See section entitled 'THE OFFERING AND THE SECURITIES' for more information.

Equity securities acquired upon conversion of Securities may be significantly diluted as a consequence of subsequent financings.
If a conversion of the Securities occurs; the CF Shadow Series Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of CF Shadow Series Securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued at the time of conversion.
In the event of a conversion of the Securities, the Company may issue to converting Securities holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Investors upon their conversion of the Company's Crowd SAFE Units may be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the Crowd SAFE agreement attached hereto as Exhibit C (the "***Crowd SAFE Agreement***")) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting Securities Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities, and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, the purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE Agreement. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Series Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE Units nor holders of CF Shadow Series Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE Agreement provides for mechanisms whereby a Crowd SAFE Unit holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE Agreement, holders of the Crowd SAFE Units may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE Agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume that they are guaranteed a return of their investment amount.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company develops, manufactures, and sells the Abeytu´ Naturals product line. Abeytu´ Naturals product line promotes healing from the inside and outside and incorporates Cannabidiol ("**CBD**") / Cannabigerol ("**CBG**"), and other future cannabinoids to form premium medicinal applicable products. We are the only cannabidiol company using our unique delivery system targeting specific cells, increasing electromagnetic conductivity of cells, and addressing pain relief while reversing or reducing its cause. The Company specifically utilizes the natural endocannabinoid system in conjunction with the immune cells and well-known organic healing agents and micronutrients. Our products are aimed at targeting and relieving discomfort from symptoms associated with obesity, herpes simplex virus 1 & 2, herpes zoster (shingles), molluscum, acne, nail and skin fungal infections, glucose dysregulation, and other auto immune and dermatological skin conditions such as psoriasis and eczema. Our formulations are patent pending, including our signature Tincture formula with evidence of cellular age defiance.

Business Plan

We have recently completed our website and ecommerce platform and are currently engaged in branding and marketing efforts to support the sale of the existing products of the Abeytu´ Naturals product line.

Our goal is to leverage the great profit margins of our existing product line in order to, in part, fund new product launches associated with aging, cosmetics, and other common ailments, and increase our marketing activities.

The Company expects that the Maximum Offering Amount of $1,070,000.00 should be sufficient to launch our anticipated new products and capture our 2021 and 2022 sales projections.

In 2021, we hope to export our products internationally to meet any international demand. Our products are already being sold in MedSpas. In addition to that, we expect that we may distribute our products to upscale domestic box stores such as Sephora and Ulta as well as in pain clinics, chiropractors, wellness clinics, plastic surgeons, infectious disease and wound clinics, dermatologists, and dispensaries. The Company is currently negotiating wholesale agreements with several prospective business partners.

In 2022, we hope to be planning our own Brick n Mortar Healing Centers at strategic locations in the United States that will carry our product line and offer in-house wholistic health therapies.

Additionally, we intend to contract a company to conduct our official clinical trials for treatment of HSV1, HSV2, Shingles (HZoster), and Immune Cell Conductivity.

History of the Business

The essential concept and history behind our products is to try and change the way we treat ailments and disease states and to change the way our medical society battles pathogens.

The Company was initially formed as a limited liability company, Shaman Productions, LLC, on June 28, 2019 by our founders, María Crisler and Dr. Emma DiPonio. On May 5, 2020, the Company converted into a Puerto Rico corporation, with María Crisler as Director, Chairman, and CEO, and Dr. Emma PiPonio as Director, Vice President, Chief Medical Officer.

María Crisler, a Master Degreed clinical laboratory scientist with experience in pathology, microbiology, histology, and Dr. Emma DiPonio, who has expertise in patient interactions, pathology, and medical supervision, created the Company to answer the frustrations with antiquated processes and disconnections between pharmaceutical/medical intervention and homeopathic prevents and treatments. The two founders have a unique perspective regarding pathology from inside the human body as well as after manifestation of disease evident outside of the human body. They have a unique understanding of the disease process and pathophysiology of many common ailments people suffer from. Together, they have created premier kits formulated to target emotional and physical wellness from the inside out.

In 2020, the Company launched its first products consisting in weight loss/wellness capsules, fungal solutions, rejuvenation cream, as well as facial, lip, and intimate products. The distribution of these products started online on the ecommerce platform available on https://www.abeytunaturals.com/.

The Company's Products

Product	Description
Abeytu´ Naturals CV Well Immuno - Boosting Tincture	This product includes immune supportive micronutrients and endocannabinoid for maximum effectiveness and immune homeostasis
Abeytu´ Naturals Wellness Weight Management Capsules	This product works as an appetite suppressant, intestinal health, immune support, and brain support product.
Abeytu´ Naturals Fungal Solutions Topical	This products targets nail bed fungus, foot fungus, skin and internal yeast/fungus. Nailbed balm, foot cream, skin cream.
Abeytu´ Naturals Rejuvenation Cream	This product targets aging and various skin pathologies, as well as potent anti oxidant
Abeytu´ Naturals Facial Breakout Cream	This product addresses cystic acne lesions, increase cellular turnover rate, and assist with scarring.
Abeytu´ Naturals Intimates Breakout Cream	the Intimates Cream is a similar formulation as the Tincture, with varying amounts of active ingredients for immediate discomfort relief from either a genital or shingles breakout.This product is also used by anyone with any auto immune skin condition or open wound
Abeytu´ Naturals Lips Kit	A kit containing: - CV Well Daily Prevention Tincture x 1 - Oral Prevention Breakout Lip Sticks x 2 - Oral Breakout Lip Stick x 1
Abeytu´ Naturals Lip Balms Only	A kit containing: - 3 daily prevention lip balms and

Additionally, we are currently performing and entertaining R & D on our new Facial Age Defying Serum, Tattoo Cream Base, and Hemorrhoid Relief Device.

Competition

The Company competes with businesses offering cannabis-based wellness supplements, such as Pot Network Holdings, Inc., a holding company for its subsidiaries, which research, develop, and distribute hemp extracts containing a broad range of cannabinoids and natural hemp derivatives, including cannabis-based wellness supplements, CBD tinctures, vape oils, and edibles. The Company also competes with larger CBD companies such as Charlotte's Webb, Joy Organics, Hemp Bombs, and CBD Distillery.

As the Company develops products addressing various skin pathologies, including herpes, it competes with global businesses offering antiviral treatments, such as Valtrex or Valacyclovir ($2.2 billion in 2009 annual sales in the U.S.), Zovirax or Acyclovir ($230 million – 2012 data), and Abreva ($132 million – 2014 data). Valtrex and Zovirax are oral pills delivering an HSV reproductive inhibitor. They require an initial physician evaluation and a prescription. These requirements typically increase time to treatment, allowing the infection to gain momentum and continue to spread. Abreva is an OTC solution that serves as a drying "spot" treatment for a herpes blister. This medication is limited to use of 5 times daily. It can only be applied to the affected area. There is no preventative ingredient of infectious spread. Abreva works by drying and can be painful to use. Like Valtrex, Abreva addresses one approach (oral or topical) and offers one solution (inhibit replication) to combat HSV viruses. These competitors utilize a pathway preventing the replication of damaged cells (virus) with a 4-hour window to effective treatment. Such treatment can still take anywhere from 1-6 weeks and provides no pain relief. Contrary to our competitors, our products utilize immune cell activation and regulation, assists to enhance the electrical charge of cells & preventing breakdown by supporting them with micronutrients, relieving pain and infection almost immediately.

More generally, the Company competes with skincare and cosmetic manufacturers, such as Revlon, Inc., and other large pharmaceutical companies targeting weight loss.

Our product line has distinct advantages over traditional medicine. They are reasonably priced, do not cause side effects or dependency, and do not require a prescription.

Customer Base

Our customers include all age groups and ethnicities, including the elderly. Our initial weight loss products target teens through older adults for obesity and anxiety, as well as any individual living with fungal infection and herpes. According to the World Health Organization, 3.7 billion people under age 50 have herpes simplex virus type 1 (HSV-1) which represents 67 percent of the global population in that age bracket. Our initial customers include our website users. Further, we intent to reach new markets through the sale of our products in grocery and big box stores, medical clinics, nursing homes, MedSpas, and salons.

Intellectual Property

Shaman Productions' products rely on the technology owned by Shaman Naturals LLC, a Wyoming company organized on May 19, 2020 and managed by María Crisler. Dr. Emma DiPonio and María Crisler are the sole owners of Shaman Naturals LLC.

Patents Applications

The patent applications listed below (the "*Shaman Pending Patents*") have not been filed by the Company but rather, by Shaman Naturals LLC.

In accordance with a Patent License and Royalty Agreement dated January 1, 2020, as amended, (the "*Royalty Agreement*"), the Company has been granted the exclusive worldwide rights to make, have made, use, offer for sale, sell, lease, rent and export the products created in connection with the patents listed below, in consideration of the payment of 3% of the gross revenues derived from such products and connected services. As of the date of this Form C, the royalties due under the Royalty Agreement have been waived by Shaman Naturals LLC.

Application #	Title	Description	File Date	Grant Date
17/248,208	ANTIMICROBIAL COMPOSITIONS (SHAMAN-000301)	US APPLICATION	1-14-2021	Pending
PCT/US21/70034	ANTIMICROBIAL COMPOSITIONS (SHAMAN-000302)	PCT APPLICATION	1-14-2021	Pending
63/049,406	COMPOSITIONS FOR PREVENTING AND TREATING DIABETES (SHAMAN-000200)	US Provisional	7-8-2020	Pending
PCT/US20/38649	COMPOSITIONS FOR PREVENTING AND TREATING VIRAL INFECTIONS (SHAMAN-000102)	PCT APPLICATION	6-19-2020	Pending
16/906,350	COMPOSITIONS FOR PREVENTING AND TREATING VIRAL INFECTIONS SHAMAN-000 101	US APPLICATION	6-19-2020	Pending

Trademarks

The Trademark and Trademark application listed below (the "***Marks***") have not been filed by the Company but rather, by Shaman Naturals LLC. On May 25, 2021, Shaman Naturals LLC and the Company amended the Royalty Agreement, thereby granting the Company the exclusive right to use the Marks in exchange of a trademark royalty equal to 3% of the gross revenue derived by the sale of products and related services bearing the Marks.

Application or Registration #	Title	Description	File Date	Grant Date	Country
88481228	Abeytu´	Word Mark	June 20, 2019	December 31, 2019	U.S.A.
[illegible]	Shaman	[illegible]	January 15, 2021	[illegible]	[illegible]

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change. In particular, Abeytu´ Naturals product line incorporates CBD/CBG, and other future cannabinoids. The use of medical cannabis, in certain forms, is authorized and regulated in the majority of US states, including 36 states and 4 territories. Nevertheless, the manufacturing, sale, distribution and possession of cannabis remain illegal under federal law.

Our cannabinoid products are not intended to be drugs, and we do not believe that FDA approval is required for our existing cannabinoid products. Our products do not contain Tetrahydrocannabinol (THC). However, the regulatory framework relating to CBD and CBG products is still evolving, and we may be required to seek FDA's approval to market some items of the Abeytu´ Naturals product line.

Litigation

To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other

The Company's principal address is 2514 Villa Dorado Condo, Dorado PR 00646.

The Company has the following additional address:

PO Box 733. Dorado, PR 00646.

The Company conducts business in all of the United States and anticipates sales in Hong Kong, India, and Israel.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$800.00	8.00%	$85,600.00
Campaign marketing expenses or related reimbursement	10.00%	$1,000.00	5.00%	$53,500.00
Working Capital, Sales and Product Marketing	35.00%	$3,500.00	45.00%	$481,500.00
Product Development	47.00%	$4,700.00	42.00%	$449,400.00
Total	**100.00%**	**$10,000.00**	**100.00%**	**$1,070,000.00**

*   The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. Additionally, the Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

María Crisler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chairman, CEO: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

María Crisler is one of the Company's co-founder and the inventor of the formulary and product line Abeytu´ Naturals. She is in charge of developing the Company's vision, conducting the marketing efforts and executing the Company's business plan. Her responsibilities include human resources, branding, supply chain, finance and product development.

María Crisler was the CEO of New Frontier Imaging, a fully accredited diagnostic imaging facility from January 2010 to November 2019. This clinic included Family Practice, OBGyn, and Medical Aesthetics.

Education

A.S., Western Wyoming Community College;

B.S. Science in Clinical Laboratory Science, University of Wyoming, 2000;

MBA with specialty in Healthcare Management, University of Phoenix, 2009.

Name

Dr. Emma DiPonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President, Chief Medical Officer: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Emma DiPonio is one of the Company's co-founder and the co-inventor of the Abeytu´ Naturals product line. As Chief Medical Officer, her responsibilities include the certification of all formulary ingredients, finance, branding and marketing assistance, well as coordination of PR operations.

Dr. Emma DiPonio is a fulltime diagnostic radiologist and interventionalist at Evansville Radiology in Evansville, Indiana, since July 1, 2020. Dr. Emma DiPonio was a general and body radiologist at SimonMed Imaging in Scottsdale, Arizona, from January 1, 2019 to March 31, 2020. Prior to that, she was a general radiologist at Precise Radiology in San Juan, Puerto Rico, from June 1, 2016 to December 31, 2018. Additionally, she was a general and interventional radiologist at New Frontier Imaging in Rock Springs, Wyoming, from January 1, 2016 to December 31, 2019.

Education

B.A. Economics, University of Michigan, 1992;

Doctor of Medicine (M.D.), University of Michigan (Medical School), 2000.

Name

Mark Schleiger

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director: September 1, 2020 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mark Schleiger's responsibilities include the management of operational relationships with manufacturing partners, production, distribution, supply chain and packaging of the Abeytu´ Naturals product line, including the negotiation of vendors/suppliers contracts, as well as the management of customer satisfaction, loyalty and voice of customer programs.

Mark Schleiger has been the CEO of Access Sensor Technologies since 2017. DOO for Aerosol Devices

Education

M.S. Business Management, Colorado State University, 1991.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

María Crisler

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chairman, CEO, CSO : June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

María Crisler is one of the Company's co-founder and the inventor of the formularies and product line Abeytu´ Naturals. She is in charge of developing the Company's vision, conducting the marketing efforts and executing the Company's business plan. Her responsibilities include human resources, branding, supply chain, finance and product development.

María Crisler was the CEO of New Frontier Imaging, a fully accredited diagnostic imaging facility from January 2010 to November 2019. This clinic included Family Practice, OBGyn, and Medical Aesthetics.

Education

A.S., Western Wyoming Community College;

MBA with specialty in Healthcare Management, University of Phoenix, 2009.

Name

Dr. Emma DiPonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Vice President, Chief Medical Officer: June 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. Emma DiPonio is one of the Company's co-founder and the co-inventor of the Abeytu´ Naturals product line. As Chief Medical Officer, her responsibilities include the certification of all formulary ingredients, finance, branding and marketing assistance, well as coordination of PR operations.

Dr. Emma DiPonio is a fulltime diagnostic radiologist and interventionalist at Evansville Radiology in Evansville, Indiana , since July 1, 2020. Dr. Emma DiPonio was a general and body radiologist at SimonMed Imaging in Scottsdale, Arizona, from January 1, 2019 to March 31, 2020. Prior to that, she was a general radiologist at Precise Radiology in San Juan, Puerto Rico, from June 1, 2016 to December 31, 2018. Additionally, she was a general and interventional radiologist at New Frontier Imaging in Rock Springs, Wyoming, from January 1, 2016 to December 31, 2019.

Education

B.A. Economics, University of Michigan, 1992;

Doctor of Medicine (M.D.), University of Michigan (Medical School), 2000.

Indemnification

Indemnification is authorized by the Company to directors and officers pursuant to the laws of the Commonwealth of Puerto Rico and the United States. Each officer and director of the Company claiming indemnification shall be entitled to advances from the Company for payment of the reasonable expenses incurred by him/her in connection with proceedings to which he/her is a party in the manner and to the fullest extent permitted under applicable law without a preliminary determination as to his/her ultimate entitlement to indemnification.

Employees

The Company does not have any employees.

**CAPITALIZATION AND OWNERSHIP**

Capitalization

The Company is authorized to issue 300,000 shares of Common Stock, par value of $1.00 per share (the "***Common Stock***"), pursuant to the Certificate of Incorporation filed on May 5, 2020, as amended on March 23, 2021 (the "***Amended COI***").

The Company has issued the following outstanding Securities:

Common Stock

On May 10, 2021, the Company issued an aggregate of 100,000 shares of Common Stock to its co-founders at a purchase price of $1.00 per share for the aggerate proceeds of $100,000.00. The offering of the Company's Common Stock was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the offering were used for general business purposes.

Debt

The Company has the following debt outstanding:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Credit Card[1]	$12,985.000	21.24%	Revolving monthly	
Emma DiPonio[2]	$133,811.00	5%	6/1/25	Payments begin 2/1/2023 $5167.39
Maria Crisler[3]	$133,811.00	5%	11/1/2023	Payments begin 7/1/2021 $5167.39

[1] Since the date of the reviewed financials, the balance of the credit card is currently $9,068.09 against the interest rate.

[2] Since the date of the reviewed financials, Emma DiPonio's "Related Note Payable" balance is $63,941.86 with loan payment to begin 2/1/23 @ $2,052.55/mo Maturity 9/1/2025.

[3] Since the date of the reviewed financials, Maria Crisler's "Related Note Payable" balance is $160,976.27 with loan payment to begin 2/1/23 @5,167.39/mo Maturity 9/1/2025.

Valuation

The Securities being sold in this Offering are Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned by 2 individuals.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder	No. and Class of Securities Now Held	Percentage Voting Power Prior to Offering
María Crisler	50,000 shares of Common Stock	50%
Dr. Emma Diponio	50,000 shares of Common Stock	50%

Following the Offering, the Investors will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from online sales.

The Company expects to achieve profitability in the next 6 months and intends to focus on increasing sales and entering new markets.

The Company incurred total operating expenses of $54,704.00 and $247,130.00 for the years ended December 31, 2019 and 2020, respectively. In 2019, the Company did not generate any profit, resulting in a net loss of $54,704.00. In 2020, the Company generated $58,322.00 in revenue, resulting in a net loss of $ 278,761.00

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated $3,428.00 and $40,324.00 for the years ended December 31, 2019 and 2020, respectively.

Sales & Marketing

The Company expenses the cost of sales & marketing as incurred and aggregated $3,465.00 and $52,377.00

for the year ended December 31, 2019 and 2020, respectively.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $10,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently has an average burn rate of $7,000.00 per month

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the immediate future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "***Target Offering Amount***"). The Company must receive commitments from Investors in an amount totaling the Target Offering Amount by the Offering Deadline stated on the most recent filing associated with this offering in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Offering Amount up to $1,070,000.00 (the "***Maximum Offering Amount***") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $1,000.00, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Subscriptions to purchase the Securities are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor 's funds will be returned without interest or deduction.

The Offering is being made through TruCrowd, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

The Securities

We request that you please review the Crowd SAFE Agreement, exhibited hereto as Exhibit C in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Right of Repurchase

The Company has the optional right to repurchase the Securities from Investors in the event the Company achieves gross revenues in excess of $2,000,000.00 per annum. The Company's repurchase rights can be exercised at the Company's discretion.

Definitions

Valuation Cap

$5,000,000.00

Discount

20%

"***Capital Stock***" means the capital stock of the Company, including, without limitation, Common Stock and

"**_CF Shadow Series_**" means a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**_Change of Control_**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**_Dissolution Event_**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**_Bankruptcy Code_**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event, as defined below), whether voluntary or involuntary.

"**_Equity Financing_**" means the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of the Crowd SAFE instrument from which the Company receives gross proceeds of not less than $1,500,000.00 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" means Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**_Fully Diluted Capitalization_**" means the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion

Upon the occurrence of an Equity Financing the Crowd SAFEs will convert into CF Shadow Series securities (the "*CF Shadow Series Securities*").

Conversion Mechanics

Conversion Upon Equity Financing

If an Equity Financing occurs, Investors will receive a number of shares of the CF Shadow Series of the Capital Stock sold in the Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing the purchase amount by either: (i) the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization or (ii) the product (x) of the price per share of Capital Stock sold in an Equity Financing and (y) 100% less the Discount, whichever calculation results in a greater number of shares of Capital Stock.

Conversion Upon a Liquidity Event

In the case of an initial public offering of the Company ("*IPO*") or Change of Control (either of these events, a "*Liquidity Event*") of the Company, the Investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the quotient resulting from dividing (x) the Company's Valuation Cap by (y) the Liquidity Capitalization. **Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

In connection with the cash payment described in the preceding paragraph, if there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "*Cash-Out Investors*") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their purchase amounts.

Right of Repurchase

In the event the Company achieves gross revenues in excess of $2,000,000.00 per annum, the Company, at its sole discretion, may announce and implement a repurchase of the Crowd SAFE Units for the greater of

(i)   the purchase amount paid by the Investor, plus a premium of 20% of that purchase amount or (ii) the fair market value of the Crowd SAFE Units as determined by an independent third party.

Dissolution

If there is a Dissolution Event (as defined in the Crowd SAFE Agreement), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (1) the Investors, (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

Termination

The Crowd SAFE Agreement terminates upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Crowd SAFE Agreement) upon the earlier to occur: (i) the issuance of shares, whether in CF Shadow Series of the Capital Stock or Common Stock, to the Investor pursuant to (i) an Equity Event or a Liquidity Event, or, (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event or (iii) the exercise by the

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd SAFE Units into CF Shadow Series stock (if any), CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Classes of Securities

The following description summarizes important terms of the existing securities of the Company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the shareholders may be found in the Amended COI and the Bylaws of Shaman Productions Corp. dated as of September 1, 2020 (the "***Bylaws***"), as well as the General Corporations Law of Puerto Rico of 2009.

Bylaws

Voting Rights

At all meetings of the stockholders at which a quorum is present, except as otherwise required by law, the Amended COI, or the Bylaws, any question brought before any meeting of stockholders shall be decided by the affirmative vote of the holders of a majority of the total number of votes of the capital stock present in person or represented by proxy and entitled to vote on such questions, voting as a single class. However, the affirmative votes of María Crisler and Dr. Emma DiPonio are required for the following matters: (i) change of ownership structure, issuance of new stock to new shareholders, and (ii) disciplining or removing any director or officer of the Corporation, in which case the stock transfer provisions of the Bylaws will apply.

Rights to Distributions

Subject to the requirement of the General Corporations Law of Puerto Rico of 2009 and the provisions of the Amended COI, dividends upon the capital stock of the Company may be declared by the Board of Directors at any regular or special meeting of the Board of Directors, and may be paid in cash, in property, its shares issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Transfer Restrictions

The Company's Bylaws contain certain transfer restrictions. For instance, the Chief Executive Officer and the Chief Medical Officer must sell fifty percent (50%) of its stock holding to the remaining stockholder, a pro rata, upon the voluntary retirement, dismissal or resignation of their position.

First Right of Refusal

Pursuant to the Bylaws, each of the Chief Executive Officer and the Chief Medical Officer will be subject to and will enjoy a first right of refusal for the full purchase at fair market value split equally as determined by an independent financial appraiser or independent accounting firm, to equally acquire the stock, a pro rata, of the departing officer.

Other Material Terms

- The Company has the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Compensation

The issuer shall pay to the intermediary a fee consisting of eight percent (8%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of each closing.

Stock, Warrants and Other Compensation

None.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

On April 1, 2021, the Company, as lender, and Dr. Emma DiPonio, as borrower, entered into a promissory note. Dr. Emma DiPonio is Director, Vice President, Chief Medical Officer and shareholder of the Company. The borrowed money under the promissory note amounts to $75,948.00 and shall be repaid without interest in 19 monthly installments of $4,000.00 on the first of every month beginning on April 1, 2021, with remaining balance payable on the due date of October 31, 2022.

Additionally, the Company's products rely on intellectual property that is owned by Shaman Naturals LLC and licensed to the Company per the Royal Agreement. Shaman Naturals LLC, a Wyoming limited liability company is owned by Dr. Emma DiPonio and María Crisler. See section titled '*Intellectual Property*' for more information.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

This Offering is the Company's first exempt offering of securities under Regulation Crowdfunding. The Company has not failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/María Crisler
_____

(Signature)

María Crisler
_____

(Name)

Director, Chairman, CEO
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/María Crisler
_____

(Signature)

María Crisler
_____

(Name)

Director, Chairman, CEO
_____

(Title)

June 16, 2021
_____

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emma DiPonio
_____

(Signature)

Emma DiPonio
_____

(Name)

Director, Vice President, Chief Medical Officer
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Emma DiPonio
_____

(Signature)

Emma DiPonio
_____

(Name)

Director, Vice President, Chief Medical Officer
_____

(Title)

June 16, 2021
_____

(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and

Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Schleiger
_____

(Signature)

Mark Schleiger
_____

(Name)

Director
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Schleiger
_____

(Signature)

Mark Schleiger
_____

(Name)

Director
_____

(Title)

June 16, 2021
_____

(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Company Pitch Deck

Exhibit C   Form of Crowd SAFE Agreement

EXHIBIT A

Financial Statements

SHAMAN PRODUCTIONS, INC

Reviewed Financial Statements For The Year Ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management,
Shaman Productions, Inc.
Dorado, PR

We have reviewed the accompanying financial statements of Shaman Productions, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 23, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SHAMAN PRODUCTIONS, INC.
BALANCE SHEET
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash	$ 8,964	$ 26,296
Inventory	15,011	-
TOTAL CURRENT ASSETS	23,975	26,296
Non-Current Assets		
Fixed Assets	4,839	-
Accumulated Depreciation	(672)	-
TOTAL ASSETS	28,142	26,296
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	12,985	-
TOTAL CURRENT LIABILITIES	12,985	-
NON-CURRENT LIABILITIES		
Related Party Notes Payable	267,622	-
TOTAL LIABILITIES	280,607	-
SHAREHOLDERS' EQUITY		
Common Stock (1,000 shares authorized; none issued; $1.00 par value)	-	-
Additional Paid In Capital	81,000	81,000
Retained Deficit	(333,465)	(54,704)
TOTAL SHAREHOLDERS' EQUITY	(252,465)	26,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 28,142	$ 26,296

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SHAMAN PRODUCTIONS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating Income		
Sales	$ 58,322	$ -
Cost of Goods Sold	89,633	-
Gross Profit	(31,311)	-
Operating Expense		
Research & Development	79,649	15,601
Legal & Professional	71,073	30,080
Advertising	52,377	3,465
General & Administrative	40,324	3,428
License	3,035	2,130
Depreciation	672	-
	247,130	54,704
Net Loss from Operations	(278,440)	(54,704)
Other Expenses		
Interest Expense	(321)	-
Net Loss	$ (278,761)	$ (54,704)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SHAMAN PRODUCTIONS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

		2020		2019
Cash Flows From Operating Activities				
Net Loss For The Period	$	(278,761)	$	(54,704)
Change in Inventory		(15,011)		-
Change in Accounts Payable		12,985		-
Depreciation		672		-
Net Cash Flows From Operating Activities		(280,115)		(54,704)
Cash Flows From Investing Activities				
Purchase of Fixed Assets		(4,839)		-
Net Cash Flows From Investing Activities		(4,839)		-
Cash Flows From Financing Activities				
Issuance of Common Stock		-		-
Increase in Additional Paid In Capital		-		81,000
Issuance of Related Party Notes Payable		267,622		-
Net Cash Flows From Financing Activities		267,622		81,000
Cash at Beginning of Period		26,296		-
Net Increase (Decrease) In Cash		(12,493)		26,296
Cash at End of Period	$	8,964	$	26,296

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

SHAMAN PRODUCTIONS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
_____

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at June 28, 2019 (Inception)	-	$ -	$ -	$ -	$ -
Increase in Additional Paid In Capital	-	-	81,000	-	81,000
Net Income				(54,704)	(54,704)
Balance at December 31, 2019	-	$ -	$ 81,000	$ (54,704)	$ 26,296
Issuance of Common Stock	-	-	-		-
Net Income				(278,761)	(278,761)
Balance at December 31, 2020	-	$ -	$ 81,000	$ (278,761)	$ (252,465)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Shaman Productions, Inc. ("the Company") is a corporation organized under the laws of Puerto Rico. The Company plans to operate as an online retailer of cannabidiol, also known as CBD, infused products.

In May of 2020, the Company converted from an LLC to a corporation.

NOTE B – GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company incurred net losses of 278,761 and 54,704 in 2020 and 2019 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans on raising additional capital to continue operations through a Reg CF campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 23, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As of December 31, 2020, revenue is net of $3,184 of discounts and refunds.

Client sells CBD products online to customers.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory

The company reports inventory at the lower cost or market value.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements in the territory of Puerto Rico.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

_____

NOTE E- DEBT

In 2020, the company issued a series of notes payable between two related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes will begin to accrue interest at the rate of 5% per annum when repayment begins in 2021 and 2023 as is outlined in the note agreements. Minimum monthly payments of $5,167 will be made to one of the two related parties beginning in 2021 with final payment occurring in 2023. Minimum monthly payments of $5,167 will be made to the second related party starting in 2023 with final payment occurring in 2025.

NOTE F- EQUITY

Under the Company's original articles of incorporation in effect through May of 2020, the Company authorized 1,000 shares of $1.00 par value Common Stock. As of December 31, 2020, there are no shares issued.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 23, 2021, the date that the financial statements were available to be issued.

Shaman Productions



Abeytu´ Naturals product line was developed to remove economic, pharmaceutical, accessibility, and other boundaries from health and wellness

Our Opportunity

Problem worth solving

Consumers are frustrated with antiquated processes & disconnections between pharmaceutical intervention and natural preventions and treatments. They often encounter a lack of "access" to care and resources or have forced dependency on synthetics.

Our solution

Provide a natural cellular approach that is more accessible and effective for health and wellness. We focus on prevention and treatment through micronutrient cellular repair and conductivity.

Target market

1. HSV 1 & 2/H.Zoster/HPV Sufferers
2. Obesity/Glucose Regulation
3. Immunological Dysfunction Sufferers
4. Dermatological Infections
5. Anti-Aging Aesthetics

Competitors	How our solution is better
CBD Companies	Medicinal Patent Pending Applications
Acyclovir/Valtrex	Prescription vs Organic OTC/pain relief
Traditional Medicine	Targeting Cause of Disease vs. Symptom

Funding needed $ **1**M

Please see forecast.

Sales and Marketing

Sales channels

1. *Online Sales Only (first year)*
2. *Domestic and PR (first year)*
3. *International year two*
4. *Wellness Abeytu´ Brick and Mortar year 3*
5. *Tradeshows/High End Retailers*

Marketing activities

1. *Social Media introduce product rollout*
2. *Educational Email Blasts/Subscriptions*
3. *Online store/website/SEO/booklets/*
4. *Trade shows*
5. *Radio/Podcasts/Inservices*

Financial Projections



Revenue — $385K (2021), $1.3M (2022), $4.7M (2023)

Expenses & Costs — $293K (2021), $1M (2022), $3.6M (2023)

Profit — $93K (2021), $307K (2022), $1.1M (2023)

Team and Key Roles



Maria Crisler
President /CEO/CSO
CLS(NCA)MBA/HCM. Engages in clinical product design and formulation, Sales/marketing strategy, business strategic growth modeling.



Emma DiPonio
Vice President/CMO
M.D. Oversees Puerto Rico Operations, facilitates experiments and submissions with governing agencies.



Mark Schleiger
Chief Operations Officer
M.S. Mark implements all strategic planning and oversees the manufacturing and distribution processes with all products.



Justin Yeo
Director Field Sales
Works directly with our CEO implementing Abeytu´ Naturals product branding and leads his own team of educators in the field.



Terri Bos
Chief Marketing Officer
Multi-market experience nationwide in categories. Conducts market analysis and cooperative solutions to fit our brand.

Partners and Resources





GVB BioPharma

GVB is an ISO 9001:2015 Certified, food grade, CGMP compliant, licensed hemp handler where we source All Isolate Raw Material.

ManDeo Consultancy

Digital marketing team dedicated to building the online presence of businesses everywhere. ManDeo also manages our online store.

MMInc

Manufacturing and Development from small to large scale production. MMInc in Utah is also our strategic distribution location.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SHAMAN PRODUCTIONS CORP.

Crowd SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Shaman Productions Corp., a

Puerto Rico corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1.   **Events**

(a)   Equity Financing.

(i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another classes issued by the Company) sold in the Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**Equity Financing Price**").

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(ii) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) Right of Repurchase. In the event the Company achieves gross revenues in excess of $2,000,000 per annum, the Company, at its sole discretion, may announce and implement a repurchase of the units of Crowd SAFE for the greater of (i) the Purchase Amount paid by the Investor, plus a premium of 20% of that Purchase Amount or (ii) the fair market value of the Crowd SAFE as determined by an independent third party. Upon the repurchase of this Crowd SAFE, the Company will deliver a letter representing that the Company has not planned a Liquidity Event in the next 12 calendar months. Upon the 12 month anniversary of the repurchase of the Crowd SAFEs, the Company will deliver either (a) a letter confirming that no Liquidity Event took place or (b) a letter disclosing that a Liquidity Event did take place, the valuation placed on the Company at the time of said Liquidity Event – if said valuation is higher than that which was determined by the independent third party at the time of repurchase, the Company must provide compensation to make the investor whole, as if they had participated in the Liquidity Event.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in CF Shadow Series of the Capital Stock or Common Stock, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b), 1(c), or 1(d).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the

Shadow Series would be Series A-CF Preferred Stock), except that:

        (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

        (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $1.00 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,500,000 in cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. **Company Representations**

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company;

(ii)   result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, and (vi) not planning to engage in a merger or acquisition with an unidentified company or companies.

(g)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. **Investor Representations**

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the Crowd SAFE, (ii) any foreign exchange restrictions applicable to such subscription and purchase,

(iii)   any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "**Risk Factors**," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **<u>TOTAL LOSS</u>** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. Transfer Restrictions.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or

(B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause

(A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE " **SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. **Miscellaneous**

    (a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

    (b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

    (c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

    (d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

    (e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

    (f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

    (g)   All securities issued under this instrument may be issued in whole or fractional parts.

    (h)   All rights and obligations hereunder will be governed by the laws of the Territory of Puerto Rico, without regard to the conflicts of law provisions of such jurisdiction.

    (i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final,

There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Hulett, Wyoming. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SHAMAN PRODUCTIONS CORP., **a Puerto**

Rico corporataion

By:
Name: María Crisler

Title: Chief Executive Officer

Address: 2514 Villa Dorado Condo

             Dorado PR 00646

Email: invest@abeytu.us

INVESTOR:

By: _____

Name: _____